Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 14, 2007

Important Information

This communication is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a letter from Shearman & Sterling, on behalf of the Banks, to the Board of Management of ABN AMRO Bank NV, dated May 5, 2007. The letter was posted on Fortis’s website on May 14, 2007.

ccondon@shearman.com	May 5, 2007
(212) 848-5035

Board of Management

ABN AMRO Bank N.V.

Gustav Mahlerlaan 10

1082 PP Amsterdam, The Netherlands

Attn: Mr. Rijkman Groenink

Dear Mr. Groenink:

On behalf of a Consortium (the “Consortium”) comprised of The Royal Bank of Scotland Group plc (“RBS”), Banco Santander Central Hispano, S.A. (“Santander”), Fortis N.V. and Fortis SA/NV (“Fortis”), Shearman & Sterling LLP hereby submits this proposal to acquire from ABN AMRO Bank N.V. (“ABN”) all of the outstanding shares of ABN AMRO North America Holding Company (the “Company”). The terms and conditions of the Consortium’s proposal (the “Proposal”) are reflected in the revised Purchase and Sale Agreement (the “Purchase Agreement”) (clean and marked to reflect changes to the May 2, 2007 draft) that is enclosed with this letter and are otherwise described herein.

Under the Proposal, the Consortium will acquire all the shares of the Company in exchange for an aggregate cash purchase price of US$24,500,000,000, subject to the post-closing net income adjustment set forth in the Purchase Agreement.

As reflected in the attached Purchase Agreement, the Proposal is subject to substantially the same terms and conditions as set forth in your Purchase and Sale Agreement with Bank of America, dated as of April 22, 2007 (“BofA Agreement”). The Proposal is also subject to RBS, Santander and Fortis consummating a public offer to acquire ABN AMRO Holding N.V. (“Parent”). The terms of this public offer are described in detail in a Memorandum to Parent’s Supervisory and Management Boards that is being delivered with the Proposal. Additionally, in connection with the Consortium’s commitment to commence a public offer for Parent, the Consortium would be prepared to enter into a mutually satisfactory Merger Protocol outlining the terms of this offer. The Consortium would anticipate entering into the Merger Protocol with Parent on Sunday, May 6, 2007.

ABU DHABI    |    BEIJING    |    BRUSSELS    |    DÜSSELDORF    |    FRANKFURT     |    HONG KONG    |    LONDON    |    MANNHEIM    |    MENLO PARK

MUNICH    |    NEW YORK    |    PARIS    |    ROME    |    SAN  FRANCISCO    |    SÃO PAULO    |    SINGAPORE    |    TOKYO    |     TORONTO    |    WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Page 2	May 5, 2007

The Consortium has also conditioned consummation of the proposed transaction on the approval of the shareholders of ABN AMRO Holding N.V., in view of recent legal developments. Additionally, as reflected in the attached Purchase Agreement, the Proposal contemplates that you and the Consortium would be permitted to terminate the Purchase Agreement in circumstances where Parent recommends or pursues an alternative transaction involving the acquisition of Parent and its affiliates.

As reflected in the attached Purchase Agreement, the Proposal is not subject to any financing condition.

The Consortium has conducted an antitrust and regulatory review and is confident that there would be no such issues that would delay or impede consummation of the transaction. Additionally, the Consortium has substantially completed its due diligence review of the Company and its subsidiaries, and the Purchase Agreement does not include a due diligence condition to the Consortium’s obligation to consummate the proposed transaction. We would expect to close the proposed transaction in the fourth quarter of 2007.

Each of RBS, Santander and Fortis has obtained all requisite corporate approvals required in connection with the submission of this Proposal, including any applicable Supervisory or Management Board approvals, and the Consortium is prepared to execute the Purchase Agreement in the form attached.

In submitting the Proposal to acquire the Company, the Consortium is not acknowledging or agreeing that the BofA Agreement constitutes a valid, lawful or enforceable agreement, and the Consortium expressly reserves all of its rights with respect to such agreement.

The Proposal contemplated by this letter will expire at 11:59 p.m. EDT on Sunday, May 6, 2007. In the meantime, the Consortium and its advisors are prepared to move forward immediately with the Proposal. Please contact Matthew Greenburgh of Merrill Lynch (+44-207-995-1410) or Creighton Condon of Shearman & Sterling (212-848-7628) should you wish to respond to, or seek clarification of, the Proposal.

Page 3	May 5, 2007

We look forward to your prompt response.

Sincerely,

Creighton O’M. Condon, Esq.